United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Larry Spirgel
Assistant Director

August 13, 2009

Re:	Central European Media Enterprises Ltd.

Form 10-K for the fiscal year ended December 31, 2008
Filed February 25, 2009 (“2008 Form 10-K”)

Form 10-Q for the quarterly period ended March 31, 2009
Filed April 29, 2009 (“March 31, 2009 Form 10-Q”)

File No. 0-24796

Dear Mr. Spirgel:

We have received your comment letter of July 20, 2009 regarding the above referenced filings of Central European Media Enterprises Ltd. (“CME”, “we” or the “Company”).

In this letter, we have repeated the Staff comments in italicized type and followed each comment with our response.

Analysis of Segment Results , pages 55 -75

1.	We note your response to prior comment one. Please expand to discuss in detail how you evaluated each segment EBITDA to make decisions about the allocation of resources and assess its performance.

Response:

We will include expanded disclosures in our Form 10-Q for the quarterly period ended September 30, 2009 that will provide investors with a better understanding of how we evaluate EBITDA in each of our operating segments.

Impairment of goodwill, indefinite lived-intangibles and long-lived assets, page 96

2.	We note your response to prior comment four. As previously requested, please expand your disclosures to provide the following information for each reporting unit:
•	Disclose the discount rate. Since your discount rate should be based on market participants, disclosure of this rate is not considered “commercially sensitive information.”
•	Explain how your historical growth rates were considered when determining the growth rates used in your cash flow projections.
•	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.
•	In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.

Division of Corporation Finance
August 13, 2009

Response:

We have further expanded the disclosures related to our assessment of goodwill and intangible assets for impairment in Note 4 to the financial statements in our Form 10-Q for the quarterly period ended June 30, 2009 (“June 30, 2009 Form 10-Q”). We have reproduced this enhanced disclosure as an appendix to this letter, annotated to highlight how we have addressed each Staff comment as follows:

Disclose the discount rate. Since your discount rate should be based on market participants, disclosure of this rate is not considered “commercially sensitive information.”

We acknowledge that the discount rates we apply in performing our impairment reviews are based on those of a market participant and are not the same as the rates we apply when appraising potential acquisition targets or making resource allocations. Notwithstanding this, we still believe that for our businesses these rates constitute essential commercially sensitive information.

The number of participants in the markets in which we operate is extremely limited, and those participants are usually privately owned companies, collective investment vehicles or individuals. Where participants are public companies, they are generally bound by non-U.S. accounting or regulatory frameworks that require them to provide only limited information in public filings. As a result, there is no publicly available information to indicate the actual discount rates applied by market participants in the regions in which we operate. Consequently, we must make our own estimate of the discount rate a market participant would apply.

In making this estimate, we give detailed consideration to differences between ourselves and the hypothetical market participant.  However, the paucity of corroborating third party information means that this process inevitably includes a certain body of assumptions common to those involved in the calculation of the discount rates we use for investment appraisal or other sensitive purposes. While we acknowledge that disclosing the hypothetical market participant discount rate would not reveal the discount rate we apply internally, we believe this information is more significant in the markets in which we operate than more mature markets because the developing nature of our markets makes the calculation of discount rate a more subjective exercise. The discount rates we use in our impairment reviews, if disclosed, would indicate to our competitors our conclusions on critical aspects of risk which could be disadvantageous to us in competitive situations.

We fully concur that the discount rate is a critical assumption to the conclusion of whether goodwill is impaired, and we are keen to help investors understand the significant assumptions we have used and indicate where the risks of further impairment lie. However, we believe it is possible to achieve this without including commercially sensitive information such as the absolute levels of discount rate. Accordingly, we have provided the following additional quantitative and qualitative disclosures about discount rates in our June 30, 2009 Form 10-Q and propose to include similar disclosures in future filings where necessary.

•
A quantitative disclosure of how much of an adverse change in the discount rates would be required in order to change our conclusion of whether goodwill is impaired. In certain of our reporting units, such as Slovenia, the discount rate applied to our forecasted cash flows would need to change by a very significant amount in order to reduce the fair value below the carrying value of the reporting unit. We believe disclosure of these relative changes is useful because it allows investors to (a) understand which reporting units are most at risk of an impairment charge if discount rates move adversely and (b) in which reporting units our conclusion of the discount rate constituted a significant assumption. We believe that disclosing the discount rate in isolation would not give an investor this level of understanding. The disclosure referred to is highlighted as section A in appendix 1 to this letter.

•
A quantitative disclosure of how much the discount rate has changed since the last impairment review. Such disclosure gives the investor a sense of the relative movements in risk across our markets, and also helps investors to understand the trend in discount rates for those reporting units that are most at risk of an impairment charge. For example, it is meaningful to disclose that the discount rates in a reporting unit are falling if that reporting unit is close to recording an impairment charge because it indicates to the investor that the risk of an impairment charge is lower than in a reporting unit where rates are rising. The disclosure referred to is highlighted as section A in appendix 1 to this letter.

Division of Corporation Finance
August 13, 2009

•
A narrative disclosure explaining how discount rates are calculated and some information on the key assumptions used, together with a discussion of the reasons for changes in the discount rate. It has been our experience in the last 18 months that discount rates have increased to historically high levels, primarily driven by unusually high Country Risk Premia, which reflects negative investor reaction to economic uncertainty over the future macro economic performance of the emerging markets in which we operate, although they have eased in the second quarter of 2009.  The role of the most sensitive determinants of the discount rate is explained in our June 30, 2009 Form 10-Q and the reasons behind any movements explained. The disclosure referred to is highlighted as section A in appendix 1 to this letter.

We respectfully submit that, taken together, these additional disclosures provide investors with a full understanding of the importance of the discount rate to our assessment of goodwill impairment and an appreciation of how changes in these assumptions could result in future charges, together with an understanding of the magnitude and the reasons for movements.

Explain how your historical growth rates were considered when determining the growth rates used in your cash flow projections.

We included disclosure of this information in Note 4 to the financial statements of our June 30, 2009 Form 10-Q, which is also highlighted as section B in appendix 1 to this letter. We propose to continue to make similar disclosures, where required, in future filings.

Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

We included quantitative disclosure of this information in Note 4 to the financial statements of our June 30, 2009 Form 10-Q, which is also highlighted as section C in appendix 1 to this letter. In order to enhance investors’ understanding of the sensitivity of these growth rates we have also disclosed the compound growth rates that the cash flow forecasts we used for impairment review purposes currently imply. We propose to continue to make similar disclosures, where required, in future filings.

In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates

We included disclosure of this information in Note 4 to the financial statements of our June 30, 2009 Form 10-Q, which is also highlighted as section D in appendix 1 to this letter and propose to continue to make similar disclosures, where required, in future filings.

Division of Corporation Finance
August 13, 2009

Impairment of goodwill, indefinite lived-intangibles and long-lived assets, page 96

3.	We note your response to prior comment five. Please state that your reporting units are the same as your reportable segments.

Response:

We have made the requested statement in Note 4 to the financial statements in our June 30, 2009 Form 10-Q, which is also highlighted as section E in appendix 1 to this letter. We will continue to make this disclosure in future filings.

*****
We are available to discuss any of the foregoing at your convenience, please contact David Sturgeon with any additional comments by telephone at 011 44 20 7127 5800, by facsimile at 011 44 20 7127 5801 or by email at dave.sturgeon@cme-net.com.

Yours sincerely,

/s/ David Sturgeon

David Sturgeon
Deputy Chief Financial Officer

cc:	Kyle Moffatt, US Securities and Exchange Commission
Dean Suehiro, US Securities and Exchange Commission
Michael Henderson, US Securities and Exchange Commission
Graham Richardson, Deloitte LLP
Robert L. Kohl, Katten Muchin Rosenman LLP
Daniel Penn, CME

Division of Corporation Finance
August 13, 2009

APPENDIX 1: Extract from Note 4 to the financial statements, June 30, 2009 Form 10-Q

Impairment of Goodwill, indefinite-lived intangible assets and long-lived assets:

Summary.

We recognized no impairment charges in respect of goodwill or long-lived assets in the three months ended June 30, 2009, nor in the three or six months ended June 30, 2008. We recognized the following charges in the six months ended June 30, 2009:

	Amortized Trademarks	Amortized Broadcast Licenses	Other Intangible Assets	Other Assets	Total
Bulgaria	$76	$75,788	$4,882	$1,097	$81,843

Process of reviewing goodwill, indefinite-lived intangible assets and long-lived assets for impairment.

We review both goodwill and indefinite-lived intangible assets for impairment in the fourth quarter of each year under FASB Statement No. 142 “Goodwill and Other Intangible Assets” (“FAS 142”).  Goodwill is evaluated at the reporting unit level and each indefinite-lived intangible asset is evaluated individually. Long-lived assets are evaluated at the asset group level under FASB Statement No. 144 “Accounting for the Impairment and Disposal of Long-Lived Assets” (“FAS 144”) when there is an indication that they may be impaired.

Whenever events occur which suggest any assets in a reporting unit may be impaired we perform an evaluation of the goodwill and indefinite-lived intangible assets, together with the associated long-lived assets of each asset group, is performed. Outside our annual review, there are a number of factors which could trigger an impairment review and these could include:

•	under-performance of operating segments or changes in projected results;
•	changes in the manner of utilization of an asset;
•	severe and sustained declines in the traded price of our Class A common stock that are not attributable to factors other than the underlying value of our assets;
•	negative market conditions or economic trends; and
•	specific events, such as new legislation, new entrants, changes in technology or adverse legal judgments that we believe could have a negative impact on our business.

E
Goodwill is evaluated for impairment at the reporting unit level. We have determined that each of our reporting segments is a reporting unit. Long-lived assets are evaluated at the asset group level and we have determined that, with the exception of Bulgaria and Ukraine, each reporting unit is also an asset group because they are the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In Bulgaria, there are two asset groups, RING.BG and PRO.BG, and there are two in Ukraine, STUDIO 1+1 and KINO

In testing the goodwill of each reporting unit, the fair value of the reporting unit is compared to the carrying value of its assets, including goodwill. If the fair value of the reporting unit is less than its carrying value, the fair value of the reporting unit is then measured against the fair value of its underlying assets and liabilities, excluding goodwill, to estimate an implied fair value of the reporting unit’s goodwill. An impairment loss is recognized for any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of that goodwill after adjusting for any impairments of indefinite-lived intangible assets or long-lived assets.

Indefinite-lived intangible assets are evaluated for impairment by comparing the fair value of the asset to its carrying value. Any excess of the carrying value over the fair value is recognized as an impairment charge.

Division of Corporation Finance
August 13, 2009

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to our estimate of the undiscounted future cash flows we expect that asset group will generate. If the carrying amount of an asset exceeds our estimate of its undiscounted future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount exceeds the fair value of the respective asset.

Impairment reviews during 2009 and charges recognized.

Although we perform regular annual impairment reviews in the fourth quarter of each year, most recently in the fourth quarter of 2008, a number of events have occurred since then that suggested further impairments may have occurred, including:

•
a continued reduction in the short and medium economic projections for our markets by external analysts fuelled by a widespread perception that Central and Eastern Europe had been heavily impacted by the global economic crisis and growing sentiment that recovery would take longer than expected;

•
increasing reluctance of advertisers to make spending commitments, which has had a larger than expected impact on both the proportion of our advertising inventory we can sell and a reduction in the prices we can achieve;

•	continued significant volatility in the price of shares of our Class A common stock, particularly during the first quarter of 2009;
•	historically high sovereign debt yields in our markets, suggesting a fundamental re-pricing of risk by investors; and
•	an escalation of the economic crisis in Ukraine, including the downgrading of its sovereign credit rating to CCC+ by Standard & Poors.

All of these factors were felt more acutely in the first quarter of 2009 than in the second, which has seen a slight improvement of some macro economic indicators.

During the three months ended March 31, 2009, the price of our Class A common stock decreased from a high of US$ 22.70 per share to a low of US$ 4.86 per share. In addition, when we updated our medium and long-term forecast models at March 31 2009, we determined that the forecast future cash flows of all of our stations had decreased compared to our previous estimates. We concluded that together these two events constituted an indicator of possible impairment in all reporting units and asset groups and it was therefore necessary to review them for impairment again under FASB 142 and FAS 144 (the “first quarter impairment review”).

Although the price of our Class A common stock recovered during the three months ended June 30, 2009, the financial performance of our stations continued to decline, which caused us to revise our medium and long-term forecast models once more. We concluded that this constituted an indicator of possible impairment in all reporting units and asset groups and it was therefore necessary to perform a further impairment review (the “second quarter impairment review”).

Upon reviewing all of our long-lived assets, indefinite-lived intangible assets and goodwill in the first quarter impairment review, we concluded that a charge was required to impair long-lived assets in Bulgaria. In all other cases, the extent to which the respective assets tested passed the impairment test had reduced since they were previously tested for impairment in the fourth quarter of 2008. In the Czech Republic this decline had caused the result of the goodwill impairment test to be particularly close.

Upon performing the second quarter impairment review we concluded that no further impairment charges were required. In most reporting units, the extent to which the respective assets passed the impairment test had remained comparable or increased, largely as a result of falls in the return required by investors, and we concluded no further impairment charges were required. In the Czech Republic the excess had increased and this is discussed further below.

Division of Corporation Finance
August 13, 2009

Bulgaria

We revised our estimates of future cash flows in our Bulgaria operations at the time of the first quarter impairment test to reflect our revised expectations of a heavier contraction in the advertising market in 2009, lower growth in future years and a more prolonged downturn. In addition, Bulgaria has been heavily impacted by the global economic crisis, which has been reflected in the returns expected by investors to reflect the increased actual and perceived risk of investing in Bulgaria continuing to be higher than their historical norms. We concluded that Long-Lived Assets in the PRO.BG asset group were no longer recoverable and recorded a charge to write them down to their fair value of US$ nil.

Czech Republic

In the first quarter impairment review, we concluded that our Czech Republic reporting unit passed the first stage of the impairment test for goodwill, but that its fair value had declined significantly since we tested it for impairment in the fourth quarter of 2008 and was very close to the carrying value. This decline in value was due to reductions to our cash flow forecasts to reflect the fact that uncertainties over the macro economic environment has caused international advertisers to become increasingly reluctant to make spending commitments. This reluctance caused a contraction in the overall size of the advertising market which has manifested itself as a worse-than-expected decline in both the level of advertising inventory our operations are able to sell and the prices at which it can be sold.

In the second quarter impairment review we concluded that the fair value of the reporting unit had increased marginally, while the carrying value of the reporting unit had reduced, resulting in a higher excess of fair value over carrying value. The main reason for the increase in the fair value of the reporting unit was a reduction in the cost of capital applied to reflect a slightly lower perceived risk among investors in investing in the Czech Republic, which in turn reflects marginally more encouraging macro economic conditions in the Czech Republic in the second quarter of 2009 in comparison with the first quarter. This slight improvement in discount factor is commensurate with the higher average price for our Class A common stock in the second quarter of 2009 than the first quarter. The improvement in discount factor was partially offset by slight downward revisions to our expectations of cash flows for our Czech Republic operations to reflect their continuing decline in financial performance in the first half of 2009.

Notwithstanding these conclusions, if the operating environment in the Czech Republic continues to deteriorate, and this deterioration indicates that we should make small adverse changes to our long-term assumptions, or the return required by investors increases, it is likely that we will have to impair some or all of the goodwill in our Czech Republic reporting unit.

Critical Estimates and Assumptions

Assessing goodwill, indefinite-lived intangible assets and long-lived assets for impairment is a complex iterative process that requires significant judgment and involves a great deal of detailed quantitative and qualitative business-specific analysis and many individual assumptions which fluctuate with the passage of time.

Our estimate of the cash flows our operations will generate in future periods forms the basis for most of the significant assumptions inherent in our impairment reviews. Our expectations of these cash flows are developed during our long- and short-range business planning processes, which are designed to address the uncertainties inherent in the forecasting process by capturing a range of possible views about key trends which govern future cash flow growth.

Division of Corporation Finance
August 13, 2009

B
Historically, the overall cash flow growth rates achieved by our operations have not provided a good indication of future cash flows. This is largely because the markets in which we operate are relatively new and have experienced high levels of growth as advertising markets became rapidly established. Instead, we have observed over many years a strong positive correlation between the macro economic performance of our markets and the size of the television advertising market and ultimately the cash flows we generate. With this in mind, we have placed a high importance on developing our expectations for the future development of the macro economic environment in general and the advertising market and our share of it in particular. While this has involved an appreciation of historical trends we have placed a higher emphasis on forecasting these market trends, which has involved detailed review of macro-economic data, a range of both proprietary and publicly-available estimates for future market development, and a process of on-going consultation with local management.

D
At present, future macro economic developments in our markets are uncertain. There are wide range of economic forecasts which generally anticipate continued falls in the size of television advertising markets in the countries in which we operate. Some of the key assumptions underpinning these forecasts included the size of the absolute reduction in the television advertising market during the economic downturn, the point at which growth will resume and the speed with which historical levels of demand will be achieved. In developing our forecasts of future cash flows we take into account all available external estimates in addition to considering developments in each of our markets which provide direct evidence of the state of the market and future market development. In concluding whether a goodwill impairment charge is necessary, we perform the impairment test under a range of possible scenarios. In order to check the reasonableness of the fair values implied by our cash flow estimates we also calculate the value of our Class A common stock implied by our cash flow forecasts and compare this to actual traded values.

For those reporting units with goodwill, at June 30, 2009, the following compound cash flow growth rates are necessary to avoid recording a goodwill impairment charge. For comparison, we have also included the compound average cash flow growth rates currently implied by our estimates of future cash flows:

	Reporting unit	Break even growth rate (%) (1)	Growth rate currently implied (%) (1)
C	Croatia	9.7%	10.9%
	Czech Republic	4.4%	5.5%
	Romania	17.0%	22.8%
	Slovak Republic	8.0%	11.7%
	Slovenia	1.2%	11.1%

(1) Break-even and implied growth rates are calculated by applying a constant annual growth rate to current year cash flow forecasts, with all other variables constant, such that the net present value of all future cash flows equals: the carrying value of the reporting unit’s assets for the break-even rate or our estimate of the fair value of the reporting unit for the rate currently implied. Such rates do not indicate our expectation of cash flow growth in any given year, nor are they necessarily comparable with actual growth rates achieved in previous years.

Division of Corporation Finance
August 13, 2009

In evaluating our goodwill, indefinite-lived intangible assets and long-lived assets for impairment we use the following valuation methods

Measurement	Valuation Method
Recoverability of cash flows	Undiscounted future cash flows
Fair value of broadcast licenses	Build-out method
Fair value of trademarks	Relief from royalty method
Fair value of reporting units	Discounted cash flow model

In all cases, each method involves a number of significant assumptions over an extended period of time which could materially change our decision as to whether assets are impaired. The most significant of these assumptions, and the extent to which they have changed are discussed below:

•
Cost of capital: The cost of capital reflects the return a hypothetical market participant would require for a long-term investment in an asset and can be viewed as a proxy for the risk of that asset. We calculate the cost of capital according to the Capital Asset Pricing Model using a number of assumptions, the most significant of which is a Country Risk Premium (“CRP”). The CRP reflects the excess risk to an  investor of investing in markets other than the United States and generally fluctuates with expectations of changes in a country’s macro economic environment. The costs of capital that we have applied in all reporting units since the end of 2008 have been very high compared to historic levels, which we believe represents a fundamental re-pricing of the perceived risk of investing in emerging markets. We have observed a reduction in costs of capital between the first quarter impairment review and the second quarter impairment review in response to reductions in the CRP, which have decreased across emerging market economies due to a narrowing of the relative spread between yields on developed and emerging market debt, as the risk differential between these is perceived by market participants to have diminished. The table below shows the percentage movement in the costs of capital we applied to each reporting unit with goodwill between the first quarter impairment review and the second quarter impairment review and the adverse movement, in percentage terms, required to make the fair value of the reporting unit equal their carrying values (with all other assumptions constant):

A		Percentage change in cost of capital:
	Reporting Unit	Since previous impairment review		Necessary to break even
	Croatia	(5.1	) %	22.4%
	Czech Republic	(8.2	) %	7.3%
	Romania	(1.5	) %	47.3%
	Slovak Republic	(4.3	) %	29.5%
	Slovenia	(3.9	) %	61.1%

•
Growth rate into perpetuity: reflects the level of economic growth in each of our markets from the last forecasted period into perpetuity and is the sum of an estimated real growth rate, which reflects our belief that macro economic growth in our markets will eventually converge to western European markets, and long term expectations for inflation. Our estimates of these rates are based on observable market data and have not changed.

Division of Corporation Finance
August 13, 2009

•
Total advertising market: The size of the television advertising market effectively places an upper limit on the advertising revenue we can expect to earn in each country. Our estimate of the total advertising market is developed from a number of external sources, in combination with a process of on-going consultation with local management. In our second quarter impairment review, we reduced our forecast of the absolute size of the television advertising markets from the first quarter impairment review, but now expect the rate of growth to be higher when markets begin to recover.

•
Market share: This is a function of the audience share we expect our stations to generate, and the relative price at which we can sell advertising. Our estimate of the total advertising market is developed from a number of external sources, in combination with a process of on-going consultation with local management. In general we now forecast that our levels of market share will be comparable to, or slightly higher than we assumed in the first quarter impairment review to reflect recent improvements in our audience share.

•
Forecast operating costs: The level of cash flow generated by each operation is ultimately governed by the extent to which we manage the relationship between revenues and costs. We forecast the level of operating costs by reference to (a) the historical absolute and relative levels of costs we have incurred in generating revenue in each station, (b) the operating strategy of each business and (c) specific forecast costs to be incurred. With the exception of the Czech Republic, where costs have reduced, we now forecast that operating costs will be comparable or slightly higher in comparison with our assumptions in the first quarter impairment review, to reflect the increased EBITDA margins we have experienced in some operations compared to previous forecasts as we have reduced costs.

•
Forecast capital expenditure: The size and phasing of capital expenditure, both recurring expenditure to replace retired assets and investments in new projects, has a significant impact on cash flows. We forecast the level of future capital expenditure based on current strategies and specific forecast costs to be incurred. In line with our ongoing efforts to protect our operating margins, the absolute levels of capital expenditure forecast remained broadly constant between the first and second quarter impairment review, however certain investment cash flows were delayed, with a consequent marginal positive impact on the fair value of the reporting units.

Division of Corporation Finance
August 13, 2009

The table below shows whether an adverse change of less than 10.0% in any of these assumptions would result in additional impairments as at June 30, 2009. Where an adverse change of less than 10.0% would result in an impairment, the level of that change is presented parenthetically.

10% Adverse Change in	Long-Lived Assets	Indefinite-Lived Trademarks	Indefinite-Lived Broadcast Licenses	Goodwill
Cost of Capital	None	None	Slovenia (8.6%)	Czech Republic (7.2%)

Total Advertising	Croatia (6.7%)	None	Slovenia (4.6%)	Croatia (5.9%)
Market				Czech Republic (5.4%)
Slovak Republic (8.2%)

Market Share	Croatia (6.7%)	None	Slovenia (4.6%)	Croatia (5.9%)
Czech Republic (5.4%)
Slovak Republic (8.2%)

Forecast Operating	Croatia (6.1%)	Not applicable	Slovenia (3.5%)	Croatia (5.5%)
Costs				Czech Republic (9.2%)

Forecast Capital	None	Not applicable	None	None
Expenditure
Perpetuity Growth	Not applicable	None	None	None
Rate

Potential future charges.

Although we considered all current information when we calculated our impairment charge for the six months ended June 30, 2009, if our cash flow forecasts for our operations deteriorate still further, or costs of capital increase, it is probable that we will have to recognize additional impairment charges in future periods.